





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Titleist Asset Management, Ltd.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 E. Sonterra Blvd., Suite 330
(No. and Street)

| San Antonio | Texas | 78258 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company, LLC
(Name – *if individual, state last, first, middle name*)

| P.O. Box 27887 | Austin | Texas | 78755 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



## OATH OR AFFIRMATION

I, Joe-Ben O'Banion, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Titleist Asset Management, Ltd., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Neil Howard Kalb
My Commission Expires
09/12/2022
ID No. 131719737
NOTARY PUBLIC STATE OF TEXAS

Signature

Managing Partner
Title

Notary Public 2-22-19

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TITLEIST ASSET MANAGEMENT, LTD.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2018

**TITLEIST ASSET MANAGEMENT, LTD.**
Index to Financial Statements and Supplemental Schedules
December 31, 2018



## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners
of Titleist Asset Management, Ltd.

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Titleist Asset Management, Ltd. as of December 31, 2018, the related statements of operations, changes in partners' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Titleist Asset Management, Ltd. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of Titleist Asset Management, Ltd.'s management. Our responsibility is to express an opinion on Titleist Asset Management, Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Titleist Asset Management, Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Schedule II) and the Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Schedule III) (collectively, the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Titleist Asset Management, Ltd.'s financial statements. The Supplemental Information is the responsibility of Titleist Asset Management, Ltd.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

**BAUER & COMPANY, LLC**

*Bauer & Company, LLC*

We have served as Titleist Asset Management, Ltd.'s auditor since 2014.

Austin, Texas
February 22, 2019

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

**TITLEIST ASSET MANAGEMENT, LTD.**
Statement of Financial Condition
December 31, 2018

Assets:

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 4,111 |
| Deposit with clearing broker | | 100,000 |
| Receivable from clearing broker-dealer | | 676,107 |
| Other assets | | 134 |
| Total assets | $ | 780,352 |

Liabilities and Partners' Equity
Liabilities:

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 376,998 |
| Subordinated loan due to clearing broker dealer | | 200,000 |
| Due to investment advisory division | | 80,000 |
| Payable due to clearing broker dealer | | 11,461 |
| Total liabilities | | 668,459 |

Partners' equity:

| | | |
|---|---|---:|
| Total partners' equity | | 111,893 |
| Total liabilities and partners' equity | $ | 780,352 |

The accompanying notes to the financial statements are an integral part of the

**TITLEIST ASSET MANAGEMENT, LTD.**
Statement of Operations
For the Year Ended December 31, 2018

| | | |
|---|---|---:|
| Revenues: | | |
| Securities' commissions | $ | 1,861,896 |
| Investment advisory | | 2,565,207 |
| | | 4,427,103 |
| Operating expenses: | | |
| Clearing fees | | 158,867 |
| Commissions | | 3,166,533 |
| Payroll expenses | | 250,272 |
| Professional fees | | 91,051 |
| Regulatory fees | | 32,380 |
| Travel | | 43,259 |
| Office supplies | | 49,361 |
| Occupancy and other | | 28,869 |
| Related party occupancy | | 24,000 |
| Insurance | | 91,016 |
| Software | | 51,771 |
| Dues and subscriptions | | 64,215 |
| Marketing and advertising | | 9,414 |
| Other expenses | | 60,536 |
| Total operating expenses | | 4,121,544 |
| Other income: | | |
| Forgiveness of portion of subordinated loan due to clearing broker | | 50,000 |
| Forgiveness of portion of due investment advisory division | | 20,000 |
| Total other income | | 70,000 |
| Net income | $ | 375,559 |

The accompanying notes to the financial statements are an integral part of the statements.

# TITLEIST ASSET MANAGEMENT, LTD.
## Statement of Changes in Partners' Equity
### For the Year Ended December 31, 2018

|  | Partners' Equity |
|---|---|
| Balance at December 31, 2017 | $ 82,334 |
| Contributions | 59,000 |
| Distributions | (405,000) |
| Net income | 375,559 |
| Balance at December 31, 2018 | $ 111,893 |

The accompanying notes to the financial statements are an integral part of the statements.

**TITLEIST ASSET MANAGEMENT, LTD.**

Statement of Cash Flows

For the Year Ended December 31, 2018

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 375,559 |
| Adjustments to reconcile net income to | | |
| net cash provided by operating activities: | | |
| Forgiveness of portion of subordinated loan due to clearing broker | | (50,000) |
| Forgiveness of portion of due investment advisory division | | (20,000) |
| Changes in assets and liabilities: | | |
| Receivable from clearing broker-dealer | | 179,288 |
| Other assets | | 3,500 |
| Accounts payable and accrued expenses | | (135,100) |
| Due to clearing broker-dealer | | (6,884) |
| Net cash provided by operating activities | | 346,363 |
| | | |
| Cash flows from financing activities: | | |
| Contributions from partners | | 59,000 |
| Distributions to partners | | (405,000) |
| Net cash used in financing activities | | (346,000) |
| | | |
| Net increase in cash | | 363 |
| | | |
| Cash and cash equivalents at beginning of year | | 3,748 |
| Cash and cash equivalents at end of year | $ | 4,111 |

The accompanying notes to the financial statements are an integral part of the statements.

## Note 1 - Nature of Business

Titleist Asset Management, Ltd. (the "Company") was organized in February 2003 as a Texas limited partnership headquartered in Austin, Texas. The Company became a registered broker/dealer with the Securities and Exchange Commission ("SEC") in March 2003 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company began operations in September 2003. The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company's customers consist primarily of individuals located throughout the United States of America.

## Note 2 - Significant Accounting Policies

### Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles, which is required by the SEC and FINRA whereby revenues are recognized in the period earned and expenses when incurred.

### Cash Equivalents
For purposes of the statement of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, which will become available within ninety days from the date of the financial statements, to be cash equivalents.

### Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Revenue Recognition
Revenue from agreements with clients includes commission income and fees from securities transactions and investment advisory fees. The recognition and measurement of revenue is based on the assessment of individual agreement terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

### Securities Transactions
The Company buys and sells securities on behalf of its customers. Each time a customer enters a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

### Investment Advisory Fees
Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the client

is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the client's assets under management. Fees are received quarterly and recognized as revenue at the time they are received.

### *Customer Funds*

The Company is not approved to hold customer funds on account. From time to time, the Company may accept funds from customers for deposit into an escrow account at a bank. Those funds will be held separate from the general funds of the Company in a custodial account.

### *Fair Value Measurements*

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, receivables from broker-dealers, other assets, due to broker-dealers, accounts payable and accrued expenses, approximate their fair values due to their short maturities.

### *Income Taxes*

The Company has elected to be taxed as a partnership. As such, the Company does not pay federal corporate income taxes on its taxable income. Instead, the partners are liable for individual federal income taxes on their respective shares of taxable net income. The Company is liable for Texas margin tax which is based on taxable margin, as defined under the law, rather than being based on federal taxable income. As of and for the year ended December 31, 2018, the Company's Texas margin tax expense was not significant. The Company has no uncertain tax positions as of December 31, 2018.

### *Management Review*

The Company has evaluated subsequent events through the date of the Report of Independent Registered Public Accounting Firm, the date the financial statements were available to be issued.

### *Recent Accounting Pronouncements*
### *Revenue Recognition*

In May 2014, the financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). The new accounting standard, along with its related amendments, replaces the current rules-based U.S. GAAP governing revenue recognition with a principles-based approach. The Company adopted the new standard on January 1, 2018 using the modified retrospective approach, which requires the Company to apply the new revenue standard to (i) all new revenue contracts entered into after January 1, 2018 and (ii) all existing revenue contracts as of January 1, 2018 through a cumulative adjustment to equity. In accordance with this approach, our revenues for periods prior to January 1, 2018 will not be revised.

The core principle in the new guidance is that a company should recognize revenue in a manner that fairly depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. In order to apply this core principle, companies will apply the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction prices to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

We do not anticipate that there will be material differences in the amount or timing of revenues recognized following the new standard's adoption date. Although total revenues may not be materially impacted by the new guidance, we do anticipate significant changes to our disclosures based on the additional requirements prescribed by ASC 606. These new disclosures include information regarding the significant judgments

used in evaluating when and who revenue is (or will be) recognized and data related to contact assets and liabilities.

## Note 3 – Subordinated Loan Due to Clearing Broker Dealer

On March 31, 2017 the Company entered into a subordinated loan agreement with COR Clearing, LLC, the Company's clearing broker dealer, for $250,000. The subordinated loan has an interest rate of 8.00% per year and matures on July 13, 2022. The subordinated loan is personally guaranteed by the partners of the Company. The terms of the subordinated loan agreement are as follows:

- Fifteen months after the effective date of the subordinated loan agreement, COR Clearing will forgive $50,000 in principal of the $250,000, plus any accrued interest;

- Twelve months after the time period above, COR Clearing will forgive an additional $50,000 in principal of the $250,000, plus any accrued interest. This twelve month forgiveness of $50,000 will continue until the full $250,000, plus any accrued interest is completely forgiven.

As of December 31, 2018, the outstanding balance of the subordinated loan was $200,000.

## Note 4 – Due to Investment Advisory Division

In March 2017, the Company received $200,000 from Raymond James Investment Advisory Division in transition assistance for the on-going support, acquisitions, and growth of the Company. A portion of this assistance would be payable to Investment Advisory Division if Company terminated agreement before March 2022 based on a predefined formula. No interest is associated with the transition assistance payment. As of December 31, 2018, the Company has estimated the outstanding balance to be $80,000. The Company anticipates this balance to decrease to zero over the next four years.

## Note 5 - Commitments and Contingencies

### *Leases*
The Company leases office space under an operating lease, with a five (5) year sub-lease for the San Antonio office. The Austin office lease, with an affiliated company with common ownership, is a verbal month-to-month agreement that can be cancelled at any time. The Company recognizes rent expense on a straight-line basis over the lease term. Total rent expense under the leases was $52,418 for the year ended December 31, 2018, of which $24,000 was paid to an affiliated company with common ownership.

### *Litigation*
The Company from time to time may be involved in litigation relating to claims arising out of it's normal course of business. Management believes that there were no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

### *Risk Management*
The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

### *Sub-Clearing Agreement*
Included in the Company's sub-clearing agreement is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At

December 31, 2018, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

## Note 6 – Related Party Transactions

As mentioned in Note 5, the Company entered into a verbal month-to-month lease with an affiliated company with common ownership in September 2016. The Company pays $2,000 per month. Total rent expense paid during the year ending December 31, 2018 was $24,000.

## Note 7 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital and net capital requirements of $311,759 and $31,231, respectively, which was $280,528 in excess of the minimum requirement. The Company's aggregate indebtedness to net capital ratio was 1.50 to 1.

## Note 8 - Subsequent Events

During January 2019, the Company distributed $101,000 to a partner.

**TITLEIST ASSET MANAGEMENT, LTD**
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2018

| | | |
|---|---|---:|
| Total partners' capital qualified for net capital | $ | 111,893 |
| Add: liabilties subordinated to claims of general creditors | | 200,000 |
| Total capital and allowable subordinated liabilities | | 311,893 |
| | | |
| Deductions and/or charges | | |
| Non-allowable assets: | | |
| Other assets | | 134 |
| Total deductions and/or charges | | 134 |
| | | |
| Net capital before haircuts on securities | | 311,759 |
| | | |
| Haircuts on securities | | - |
| | | |
| Net capital | $ | 311,759 |
| | | |
| Aggregate indebtedness | | |
| Accounts payable and accrued expenses | $ | 376,998 |
| Due to investment advisory division | | 80,000 |
| Payable due to clearing broker dealer | | 11,461 |
| | | |
| Total aggregate indebtedness | $ | 468,459 |
| | | |
| Computation of basic net capital requirement | | |
| Minimum net capital required (greater of $5,000 or | | |
| 6 2/3% of aggregate indebtedness.) | $ | 31,231 |
| | | |
| Net capital in excess of minimum requirement | $ | 280,528 |
| | | |
| Net capital less greater of 10% of aggregate indebtedness or 120% of | | |
| minimum net capital required | $ | 264,913 |
| | | |
| Ratio of aggregate indebtedness to net capital | | 1.5 to 1 |

Note: Net Capital, as reported on the Company's Part II (unaudited)
Focus Report filed with FINRA on January 24, 2019.    $    381,575

Audit adjustments:
    Commission expenses                                     (69,816)

    Net Capital                                     $    311,759

**TITLEIST ASSET MANAGEMENT, LTD**
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule afterwards. The Company does not hold funds or securities for, or owe money or securities to, customers.

**Schedule III**

**TITLEIST ASSET MANAGEMENT, LTD**
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule afterwards. The Company did not maintain possession or control of any customer funds or securities.



BAUER
& COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners
of Titleist Asset Management, Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report Year Ended December 31, 2018, in which (1) Titleist Asset Management, Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Titleist Asset Management, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Titleist Asset Management, Ltd. stated that Titleist Asset Management, Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. Titleist Asset Management, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Titleist Asset Management, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

**BAUER & COMPANY, LLC**

*Bauer & Company, LLC*

Austin, Texas
February 22, 2019

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

Titleist ASSET MANAGEMENT, LTD.
*Member FINRA-SIPC*

February 25, 2019

## EXEMPTION REPORT YEAR ENDING DECEMBER 31, 2018

Titleist Asset Management, Ltd. (the "Company") is responsible for complying with 17 C.F.R. 40.17a-5, "Reports to be made by certain brokers and dealers." We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. 240.17a-5 and the exemption provisions in 17 C.F.R. 240.15c3-3(k) (the "Exemption Provisions"). Based on this evaluation, we make the following statements to the best of knowledge and belief of the Company:

1. The Company identified the following provisions of 17 C.F.R. 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. 240.15c3-3(k)(2)(ii).
2. The Company met the identified Exemption Provisions throughout the most recent fiscal year ended December 31, 2018 without exception.

The Company is exempt from the provisions of 17 C.F.R. 240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(ii) of such Rule) as the Company does not carry margin accounts and does not hold funds or securities for, or owe money or securities to, customers.

**TITLEIST ASSET MANAGEMENT, LTD.**

Joe-Ben O'Banion
Managing Partner

777 E. Sonterra Blvd., Suite 330 | San Antonio, Texas 78258 | P: 210.826.2424 | F: 210.579.7177 | tamgmt.com



## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
## APPLYING AGREED-UPON PROCEDURES

Board of Directors of Titleist Asset Management, Ltd.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Titleist Asset Management, Ltd. and the SIPC, solely to assist you and SIPC in evaluating Titleist Asset Management, Ltd.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Titleist Asset Management, Ltd.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting the following difference: total revenues per the Form SIPC-7 were $4,447,103 and total revenues per the audited financial statements were $4,427,103, a difference of $20,000;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting following differences: total revenues per the Form SIPC-7 were $4,447,103 and total revenues per the audited financial statements were $4,427,103, a difference of $20,000; total operating revenues per the Form SIPC-7 were $4,070,537 and total operating revenues per the audited financial statements were $4,050,537, a difference of $20,000; and the general assessment per the Form SIPC-7 was $6,106 and the general assessment per the Form SIPC-7 was $6,076, a difference of $30.

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting an overpayment of $30.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Titleist Asset Management, Ltd.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Titleist Asset Management, Ltd. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

**BAUER & COMPANY, LLC**

*Bauer & Company, LLC*

Austin, Texas
February 22, 2019

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

SIPC-7
(36-REV 12/18)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*******2465**********************MIXED AADC 220
65859 FINRA DEC
TITLEIST ASSET MANAGEMENT LTD
777 E SONTERRA BLVD STE 330 STE
SAN ANTONIO, TX 78258-4296

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 6,105

B. Less payment made with SIPC-6 filed (**exclude interest**) ( 3,244 )

7/25/18
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,861

G. **PAYMENT:** √ **the box**
**Check mailed to P.O. Box** ☐ **Funds Wired** ☐ **ACH** ☑
**Total (must be same as F above)** $ 2,861

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Titleist Asset Management
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25TH day of JANUARY, 20 19.

Managing Partner
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

**Eliminate cents**

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)   $ 4,447,103

2b. Additions:

   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.

   Total additions

2c. Deductions:

   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   158,867

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   217,699

   (8) Other revenue not related either directly or indirectly to the securities business.
       (See Instruction C):

   _____

   (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.   $_____

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).   $_____

      Enter the greater of line (i) or (ii)

      Total deductions   376,566

2d. SIPC Net Operating Revenues   $ 4,070,537

2e. General Assessment @ .0015   $ 6,105

(to page 1, line 2.A.)

2